October 9, 2012

Elessar Funds Investment Trust

1111 Superior Avenue

Suite 1310

Cleveland, OH 44114

Re:

Elessar Funds Investment Trust

File Nos. 333-147324 and 811-22143

Ladies and Gentlemen:

This letter is in response to your request for our opinion in connection with the filing of Pre- Effective Amendment No. 3 to the Registration Statement, File Nos. 333-183022 and 811-22728 (the “Registration Statement”), of Elessar Funds Investment Trust (the “Trust”).

We have examined a copy of the Trust’s Agreement and Declaration of Trust, the Trust’s By- laws, the Trust’s record of the various actions by the Trustees thereof, and all such agreements, certificates of public officials, certificates of officers and representatives of the Trust and others, and such other documents, papers, statutes and authorities as we deem necessary to form the basis of the opinion hereinafter expressed.  We have assumed the genuineness of the signatures and the conformity to original documents of the copies of such documents supplied to us as copies thereof.

Based upon the subject to the foregoing information and examination, we are of the opinion that, when the Registration Statement becomes effective under the Investment Company Act and Securities Act, the Shares will, when sold in accordance with the Registration Statement, be validly issued.  In addition, purchasers of securities of these entities will not have any obligation to make payments to the registrant or its creditors (other than the purchase price for the securities) or contributions to the registrant or its creditors solely by reason of the purchasers’ ownership of the securities.

We hereby give you our permission to file this opinion with the Securities and Exchange Commission as an exhibit to Pre-Effective Amendment No. 3 to the Registration Statement.

Very truly yours,

/s/ Koehler Neal LLC

KOEHLER NEAL LLC